Exhibit 99(a)(1)(D)

COVER LETTER TO OFFER TO PURCHASE UP TO 1,353,988 OUTSTANDING SHARES OF COMMON

STOCK AT A CASH PURCHASE PRICE OF $8.79 PER SHARE AND LETTER OF TRANSMITTAL

THIS IS SOLELY A NOTIFICATION OF THE COMPANY’S TENDER OFFER

September 1, 2016

Dear Credit Suisse Park View BDC, Inc. Shareholder:

We are writing to inform you of important dates relating to a tender offer by Credit Suisse Park View BDC, Inc. (the “Company”) for up to 1,353,988 of its outstanding shares of common stock of the Company (the “Shares”) at a price of $8.79 per Share (the “Offer”).

The tender offer period will begin on September 1, 2016 and will end at 11:59 p.m., Eastern Time, on September 29, 2016, at which point the tender offer will expire, unless extended. This tender offer is being undertaken in connection with the steps being taken by Credit Suisse Alternative Capital, LLC (“CSAC”) to seek a liquidity event for its interest in the Company. Shares may be presented to the Company for purchase only by tendering them during this tender offer period.

In May, 2016, representatives of Credit Suisse Asset Management LLC (“CSAM”), the Company’s investment adviser, informed the Board of Directors of the Company (the “Board”) that, after a strategic review, CSAC had determined to seek to sell its investment in the Company. As of the date hereof, CSAC owns 22,114,476 Shares of Common Stock, or approximately 94% of the Company’s issued and outstanding shares. Representatives of CSAM recommended to the Board that Credit Suisse Securities (USA) LLC (“CS USA”) be retained to advise the Company on a strategic transaction that would enable CSAC to obtain liquidity for its interest in the Company. We retained CS USA and CS USA has been actively assisting the Company in seeking to effect such a transaction. Given the controlling position of CSAC, any sale of CSAC’s interest would enable a buyer to control the Company, which would enable a buyer to terminate CSAM as investment adviser and replace it with another adviser and remove and/or replace the Board. Other changes that a controlling buyer could effect include material changes to the Company’s operations and investment strategy, goals and policies. A new buyer could also take steps to cause the Company to cease to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), resulting in investors losing the benefits and protection of being regulated as a business development company under the Investment Company Act.

In August, 2016, the Board formed a special committee (the “Special Committee”) of the Board, composed solely of two directors who are unaffiliated with the Company or any Affiliate of the Company, Enrique R. Arzac and Steven N. Rappaport, to evaluate the purchase price for and recommend approval by the Board of, a tender offer to be made by the Company.

In light of actions being taken to sell CSAC’s interest in the Company and the uncertainties surrounding the future management and structure of the company were such steps to be successful, the Special Committee recommended and the Board determined that it is in the best interest of the Company and its shareholders to commence a tender offer on the terms set forth in the accompanying Offer to Purchase Up to 1,353,988 Outstanding Shares of Common Stock at a Cash Purchase Price of $8.79 Per Share by Credit Suisse Park View BDC, Inc., dated September 1, 2016. The Special Committee and the Board were advised by CSAM that CSAC would not tender any Shares in the Offer, so that the tender will be exclusively available to shareholders other than CSAC.

The tender offer price was set at a level that the Special Committee and the Board considered to be beneficial to tendering shareholders and above the price that was likely to be obtained in a forced liquidation of the Company’s portfolio holdings or sale of the Company as a whole. Based on the range of bids that had been received from third parties, the Special Committee and the Board believe that the purchase price in the Offer is likely to be higher than the amount a non-tendering shareholder is likely to receive in connection with any transaction.

As of the date hereof, it is not certain that a transaction will occur or, if one were to occur, what form such a transaction would take or the price per Share that would be payable in connection therewith. However, bids received are below the Company’s net asset value as of June 30, 2016.

If a transaction is structured as a merger, any shareholder of the Company at the time of the merger, including any such shareholder who does not tender his or her Shares in connection with the Offer, would be required to exchange his or her Shares for cash or other consideration from the third-party buyer at the same price per Share as the price per Share payable to CSAC in connection with such merger, subject to the right of such shareholder to seek appraisal rights under the General Corporation Law of the State of Maryland. If a transaction is structured in a different form, including a sale by CSAC of its Shares of Common Stock to a third-party buyer, then any shareholder of the Company at the time of such sale of Shares by CSAC, including any such shareholder who does not tender his or her Shares in the Offer, is not required to be given an opportunity to sell his or her Shares in connection with such sale of Shares by CSAC. As a result, any such shareholder would continue to be a shareholder of the Company after the transaction unless steps are taken to effect a merger transaction that results in the elimination of minority shareholders. It is also possible that such transaction could be structured as a sale of all, substantially all or some lesser portion of the assets of the Company, with the primary assets of the Company after such sale being the proceeds thereof, and any assets not included in such sale.

All shareholders of record on September 5, 2016, whether they tender in the Offer or not, will be entitled to receive the next regular quarterly dividend payable on or about September 30, 2016.

Should you wish to tender your Shares for purchase by the Company during the tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by the Company no later than September 29, 2016. If you do not wish to tender your Shares for purchase, simply disregard this notice.

If you would like to tender your Shares, you should complete, sign and either mail, email or otherwise deliver the Letter of Transmittal to the below address, so that it is received before 11:59 p.m., Eastern Time, on September 29, 2016.

By Hand or Overnight to:

American Stock Transfer and Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 – 15th Avenue

Brooklyn, NY 11219

By Mail to:

American Stock Transfer and Trust Company, LLC

Operations Center

Attn: Reorganization Department

PO Box 2042

New York, NY 10272-2042

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call (877) 248-6417 or (718) 921-8317.

Copies of the Offer to Purchase and the accompanying documents are available on the following website: www.credit-suisse.com/us/funds (under CS Funds tab click on Credit Suisse Park View BDC, Inc.).

Sincerely,

CREDIT SUISSE PARK VIEW BDC, INC.